Boral Limited

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

25 August 2003



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 24 July 2003 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. Announcement of Buy-back (Appendix 3C) relating to an on-market buy-back of approximately the number of shares to be issued under the Company's Dividend Reinvestment Plan. The form was lodged with ASX on 11 August 2003.

2. A media release titled "Boral to Invest in New Brick Kiln in Western Australia" issued on 12 August 2003.

3. A media release titled "Boral Commits $19m to Regional Investment for New Generation Engineered Timber Flooring Plant" issued on 19 August 2003.

4. The Company's annual results announcement in the form of a Preliminary Final Report (ASX Appendix 4E), a Media Release titled "Boral Limited announces a 47% increase to $283m" and the Results Announcement for the year ended 30 June 2003 and Management Discussion and Analysis.

5. Slides used by the Managing Director during briefings for analysts and the media on the Company's results for the year ended 30 June 2003. The slides were provided to ASX on 19 August 2003.

Yours faithfully



M.B. Scobie
Company Secretary

03 [illegible] 7:21

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
BORAL LIMITED	13 008 421 761

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On-market**
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	**Ordinary**
3	Voting rights *(eg, one for one)*	**One for One**
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	**Fully Paid**
5	Number of shares in the +class on issue	**576,936,565**
6	Whether shareholder approval is required for buy-back	**No**
7	Reason for buy-back	**Purchase of approximately the number of shares to be issued under the Dividend Reinvestment Plan at the time of payment of the 2003 final dividend and 2004 interim dividend.**

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	---

On-market buy-back

9	Name of broker who will act on the company's behalf	**JP Morgan Securities Australia Limited**
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	**10,000,000**
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	**By 30 June 2004**
13	If the company intends to buy back shares if conditions are met - those conditions	---

Employee share scheme buy-back

14	Number of shares proposed to be bought back	
15	Price to be offered for shares	

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	
17	Number of shares proposed to be bought back	
18	Price to be offered for shares	

Equal access scheme

19	Percentage of shares proposed to be bought back	
20	Total number of shares proposed to be bought back if all offers are accepted	
21	Price to be offered for shares	
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Company secretary) Date: **11 August 2003**

Print name: **Michael B Scobie**

= = = = =

+ See chapter 19 for defined terms.

Boral Limited 

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 8439

www.boral.com.au

MEDIA RELEASE

12 August 2003

BORAL TO INVEST IN NEW BRICK KILN IN WESTERN AUSTRALIA

Boral Limited announced today that it is proceeding with plans to build a new kiln at its Western Australian based Midland Brick business.

Boral plans to invest $53 million in the construction of a new state-of-the-art brick kiln and associated plant to produce around 50 million bricks per annum. The new Kiln #11 will allow the closure of Midland Brick's thirty six-year old, higher-cost Kiln #4.

Of Midland Brick's five operating kilns, Kiln #4 produces the widest range of clay products and is the oldest and most expensive to operate. The new Kiln #11 will produce a broader range of decorative clay products (face bricks and tiles, blocks and pavers) at substantially lower cost than current production. It will have the additional benefits of reduced emissions, plant safety upgrades, higher product quality and enhanced capacity flexibility.

Keith Mitchelhill, Executive General Manager of Boral's Clay & Concrete Products division, said: "The aging Kiln #4 is currently working at maximum capacity to supply market demand for bricks and pavers and would require substantial capital to maintain operability for the next ten years. In addition we have identified growth opportunities for value-added face bricks in both domestic and off-shore markets but lack the capacity to increase production of these products.

"We expect to commence construction of Kiln #11 in November this year, following the granting of development consent. We anticipate early production within 18 months and full commissioning of the new kiln within two years, at which time Kiln #4 will be decommissioned. By the second half of 2004/05 we should be delivering returns from Kiln #11 well above the cost of capital.

"Midland Brick is the largest brick manufacturer in WA and has the lowest cost position. This investment in Kiln #11 will further strengthen Midland's low cost position and will enhance our already broad product offering," concluded Mr Mitchelhill.

Rod Pearse, CEO and Managing Director of Boral Limited said: "Our WA brick business has delivered excellent results over the years and as with all good businesses there comes a time when reinvestment is necessary. Our last major investment in Midland Brick was in 1998 with the construction of Kiln #10 and the decision to invest further in the business demonstrates our commitment to the brick industry and to our West Australian customers.

"The investment decision is strongly supported by the benefits of cost reduction, reduced energy consumption and lower emissions, and an enhanced ability to supply the high-end face brick market," said Mr Pearse.

For further information contact:
Keith Mitchelhill *Kylie FitzGerald*

Boral Limited


BORAL

MEDIA RELEASE

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

19 August 2003

BORAL COMMITS $19M TO REGIONAL INVESTMENT FOR NEW GENERATION ENGINEERED TIMBER FLOORING PLANT

Boral Timber announced today that it is expanding its position in the value added hardwood timber industry through new investment in 'engineered' timber flooring.

Boral plans to invest $19 million to build the first stage of a large scale, state-of-the-art engineered flooring manufacturing plant at a site close to sources of native hardwood and plantation softwood in Northern NSW.

The plant will eventually produce 1 million square metres of engineered flooring annually to supply the domestic market for this product, currently served mainly by European and Asian imports. The product also has substantial export potential.

Peter Boyd, Executive General Manger of Boral Timber, said: "Boral Timber's future success depends upon how well our business moves toward a more consumer oriented, resource conservative product focus."

"The engineered timber flooring market in Australia is growing strongly. Consumers are increasingly valuing the product's ease of installation, durability and decorative appeal. Our new business will exclusively use Australian hardwood species which are highly sought after." said Mr Boyd.

Boral's ability to undertake this exciting growth opportunity has been facilitated by reaching agreement on long-term wood supply with the NSW State Government and NSW State Forests.

The proposed facility, based on European technology will lead Boral's push towards a more value added use of scarce native hardwood resource. The project will eventually create over 100 direct regional jobs and will provide substantial benefits to the local community. The new mill will commence production in mid 2004.

Rod Pearse, CEO and Managing Director of Boral Limited said: "Boral is the largest player in the NSW hardwood industry and is focused on building a value creating, sustainable timber business in NSW. We recognise that we must play a leading role in driving reinvestment and modernisation of the industry."

"This exciting growth project will create regional jobs and will be a highly efficient user of valuable forestry resources," concluded Mr Pearse.

Boral Timber employs over 700 people and is the largest hardwood producer in NSW.

For further information contact:

Peter Boyd
Executive General Manager, Boral Timber
Telephone: (02) 9735 5530, (M) 0401 895 148

Kylie FitzGerald
General Manager, Corporate Affairs, Boral Ltd
Telephone: (02) 9220 6300, (M) 0401 895 894

APPENDIX 4E
PRELIMINARY FINAL REPORT

Boral Limited

BORAL LIMITED

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605


BORAL

Name of Entity: **Boral Limited**

ABN: **13 008 421 761**

Financial Year ended: **30 June 2003**

Results for announcement to the market

				$'A Millions
Sales revenue	up	9.8%	to	3,831.0
Revenues from ordinary activities (including proceeds on sale of non-current assets)	up	9.9%	to	3,875.7
Profit from ordinary activities after tax attributable to members	up	47.2%	to	283.2
Net profit for the period attributable to members	up	47.2%	to	283.2

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend	12 cents	12 cents
Previous corresponding period	10 cents	7.5 cents

Record date for determining entitlements to the final dividend	1 September 2003

STATEMENT OF FINANCIAL PERFORMANCE

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Note	Consolidated 2003 $ millions	2002 $ millions
Revenue from operating activities	2	**3,831.0**	3,488.8
Interest revenue	2	**3.3**	4.9
Other revenue	2	**41.4**	32.2
Total revenue from ordinary activities		**3,875.7**	3,525.9
Depreciation and amortisation expenses	2	**(194.1)**	(188.3)
Other (expenses)/income from ordinary activities		**(3,251.6)**	(3,034.2)
Total expenses from ordinary activities, excluding borrowing costs	2	**(3,445.7)**	(3,222.5)
Borrowing costs	2	**(71.1)**	(68.1)
Share of net profit of associates and joint ventures attributable to members	5	**51.0**	44.7
Profit from ordinary activities before related income tax expense		**409.9**	280.0
Income tax (expense)/benefit relating to ordinary activities		**(126.1)**	(87.2)
Net profit		**283.8**	192.8
Net profit attributable to outside equity interest		**(0.6)**	(0.4)
Net profit attributable to members of the parent entity	**8**	**283.2**	192.4

	Note	2003	2002
Non-owner transaction changes in equity			
Net increase/ (decrease) in retained profits on the initial adoption of: Revised AASB 1028 *Employee Benefits*	8	**(1.0)**	-
Net exchange difference on translation of assets and liabilities of overseas controlled entities		**(118.1)**	(37.1)
Net exchange difference on translation of long term borrowings net of income tax benefit		**83.7**	28.5
Total revenues, expenses and valuation adjustments attributable to *members of the parent entity recognised directly in equity*		**(35.4)**	(8.6)
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**247.8**	183.8

	Note	2003	2002
Basic earnings per share - ordinary shares	3	**49.1c**	33.7c
Diluted earnings per share - ordinary shares	3	**48.8c**	33.5c

The statement of financial performance should be read in conjunction with the accompanying notes set out on pages 5 to 11, which form an integral part of the financial statements.

STATEMENT OF FINANCIAL POSITION

BORAL LIMITED AND CONTROLLED ENTITIES

as at 30 June	Note	Consolidated 2003 $ millions	2002 $ millions
CURRENT ASSETS			
Cash assets		**65.2**	43.4
Receivables		**641.4**	641.5
Inventories		**375.9**	360.1
Other		**38.8**	36.9
TOTAL CURRENT ASSETS		**1,121.3**	1,081.9
NON-CURRENT ASSETS			
Receivables		**55.2**	44.1
Inventories		**85.0**	56.2
Investments accounted for using the equity method	5	**304.1**	313.7
Other financial assets		**0.2**	0.2
Property, plant and equipment		**2,097.0**	2,070.7
Intangible assets		**250.7**	210.0
Deferred tax assets		**99.0**	125.8
Other		**25.4**	12.7
TOTAL NON-CURRENT ASSETS		**2,916.6**	2,833.4
TOTAL ASSETS		**4,037.9**	3,915.3
CURRENT LIABILITIES			
Payables		**510.3**	493.4
Interest-bearing liabilities		**38.3**	8.2
Current tax liabilities		**67.6**	32.2
Provisions		**197.9**	244.6
TOTAL CURRENT LIABILITIES		**814.1**	778.4
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		**790.8**	916.3
Deferred tax liabilities		**252.2**	232.0
Provisions		**40.6**	38.9
TOTAL NON-CURRENT LIABILITIES		**1,083.6**	1,187.2
TOTAL LIABILITIES		**1,897.7**	1,965.6
NET ASSETS		**2,140.2**	1,949.7
EQUITY			
Contributed equity	7	**1,583.7**	1,578.1
Reserves		**113.3**	147.9
Retained profits	8	**441.1**	222.1
Total parent entity interest		**2,138.1**	1,948.1
Outside equity interests		**2.1**	1.6
TOTAL EQUITY	9	**2,140.2**	1,949.7

The statement of financial position should be read in conjunction with the accompanying notes set out on pages 5 to 11, which form an integral part of the financial statements.

STATEMENT OF CASH FLOWS

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Note	Consolidated 2003 $ millions	2002 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		**4,145.5**	3,601.5
Payments to suppliers and employees		**(3,544.3)**	(3,129.6)
Dividends received		**26.8**	18.9
Interest received		**3.4**	4.9
Borrowing costs		**(72.2)**	(64.7)
Income taxes (paid)/refunded		**(70.6)**	(39.0)
NET CASH PROVIDED BY OPERATING ACTIVITIES		**488.6**	392.0
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of property, plant and equipment		**(267.7)**	(203.5)
Payments for purchase of controlled entities and businesses (net of cash acquired)		**(138.8)**	(54.3)
Payments for purchase of other investments		**(15.8)**	(42.2)
Proceeds on disposal of businesses and non-current assets		**41.4**	32.2
NET CASH USED IN INVESTING ACTIVITIES		**(380.9)**	(267.8)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		**4.1**	0.7
Share buy-back (on market)		**(33.3)**	-
Dividends paid (net of dividends reinvested under the Dividend Reinvestment Plan $34.8 million (2002 $22.3 million))		**(86.5)**	(80.9)
Proceeds from borrowings		**130.1**	715.4
Repayment of borrowings		**(125.6)**	(741.9)
NET CASH USED IN FINANCING ACTIVITIES		**(111.2)**	(106.7)
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**(5.6)**	0.3
NET CHANGE IN CASH AND CASH EQUIVALENTS		**(9.1)**	17.8
Cash and cash equivalents at beginning of the year		**37.0**	19.2
Cash and cash equivalents at end of the year	12	**27.9**	37.0

The statement of cash flows should be read in conjunction with the accompanying notes set out on pages 5 to 11, which form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

BORAL LIMITED AND CONTROLLED ENTITIES

1. SEGMENTS

PRIMARY REPORTING

	Revenue* 2003 $ millions	Revenue* 2002 $ millions
BUSINESS SEGMENTS		
Building products - Australia	**1,145.8**	999.0
Construction materials - Australia	**1,845.7**	1,640.0
United States of America	**761.1**	792.9
Asia	**77.0**	52.6
Other	**1.4**	4.3
SEGMENT TOTAL	**3,831.0**	3,488.8

* Revenue represents external sales from operating activities. It excludes *intersegment sales as they are considered not material.*

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

	Operating profit (excluding associates) 2003	2002	Equity Accounted Results of associates 2003	2002	Operating profit before tax** 2003	2002
BUSINESS SEGMENTS						
Building products - Australia	**113.6**	81.8	**4.9**	3.5	**118.5**	85.3
Construction materials - Australia	**229.2**	136.0	**9.0**	6.7	**238.2**	142.7
United States of America	**93.0**	93.0	**18.3**	16.7	**111.3**	109.7
Asia	**5.7**	1.9	**18.8**	17.8	**24.5**	19.7
Other	**(3.2)**	(2.6)	**-**	-	**(3.2)**	(2.6)
Non trading activities	**-**	(2.9)	**-**	-	**-**	(2.9)
Corporate	**(11.6)**	(8.7)	**-**	-	**(11.6)**	(8.7)
SEGMENT TOTAL	**426.7**	298.5	**51.0**	44.7	**477.7**	343.2
Net interest expense	**(67.8)**	(63.2)	**-**	-	**(67.8)**	(63.2)
	358.9	235.3	**51.0**	44.7	**409.9**	280.0

	Segment assets (excluding investments in associates) 2003	2002	Equity Accounted Investments in associates 2003	2002	Total assets 2003	2002
BUSINESS SEGMENTS						
Building products - Australia	**971.0**	966.0	**6.1**	4.6	**977.1**	970.6
Construction materials - Australia	**1,882.6**	1,710.9	**14.0**	10.7	**1,896.6**	1,721.6
United States of America	**663.7**	706.9	**93.0**	104.5	**756.7**	811.4
Asia	**25.3**	23.3	**191.0**	193.9	**216.3**	217.2
Other	**3.8**	3.7	**-**	-	**3.8**	3.7
Corporate	**23.0**	21.4	**-**	-	**23.0**	21.4
SEGMENT TOTAL	**3,569.4**	3,432.2	**304.1**	313.7	**3,873.5**	3,745.9
Cash and investments ***	**65.4**	43.6	**-**	-	**65.4**	43.6
Deferred tax assets (unallocated)	**99.0**	125.8	**-**	-	**99.0**	125.8
	3,733.8	3,601.6	**304.1**	313.7	**4,037.9**	3,915.3

	Liabilities 2003	2002	Acquisition of segment assets 2003	2002	Depreciation & amortisation 2003	2002
BUSINESS SEGMENTS						
Building products - Australia	**173.8**	159.3	**40.0**	32.9	**45.6**	42.8
Construction materials - Australia	**374.1**	321.8	**181.7**	107.4	**97.2**	94.0
United States of America	**92.2**	95.3	**32.0**	60.5	**45.5**	45.7
Asia	**19.6**	24.9	**6.5**	2.8	**1.8**	1.5
Other	**3.8**	5.2	**0.1**	-	**-**	-
Corporate	**85.3**	170.4	**7.4**	1.6	**4.0**	4.3
SEGMENT TOTAL	**748.8**	776.9	**267.7**	205.2	**194.1**	188.3
Interest Bearing Liabilities (unallocated)	**829.1**	924.5	**-**	-	**-**	-
Tax Liabilities (unallocated)	**319.8**	264.2	**-**	-	**-**	-
	1,897.7	1,965.6	**267.7**	205.2	**194.1**	188.3

	Non cash expenses/(income) 2003	2002
BUSINESS SEGMENTS		
Building products - Australia	**(4.1)**	2.6
Construction materials - Australia	**14.7**	1.1
United States of America	**(8.7)**	(6.6)
Asia	**(20.4)**	(14.5)
Other	**(1.9)**	(0.2)
Corporate	**3.1**	(2.6)
SEGMENT TOTAL	**(17.3)**	(20.2)
Net deferred tax balance	**55.7**	25.8
	38.4	5.6

Segment	Activities
Building products - Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products
Construction materials - Australia	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete and quarries in Asia, and bricks in New Zealand
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems

NOTES TO THE FINANCIAL STATEMENTS

BORAL LIMITED AND CONTROLLED ENTITIES

1. SEGMENTS *(continued)*

	Revenue* 2003 $ millions	Revenue* 2002 $ millions	Acquisition of segment assets 2003 $ millions	Acquisition of segment assets 2002 $ millions
SECONDARY REPORTING GEOGRAPHICAL SEGMENTS				
Australia	**2,991.5**	2,639.0	**221.7**	140.3
United States of America	**761.1**	792.9	**32.0**	60.5
Asia	**77.0**	52.6	**6.5**	2.8
Other	**1.4**	4.3	**0.1**	-
Corporate	**-**	-	**7.4**	1.6
SEGMENT TOTAL	**3,831.0**	3,488.8	**267.7**	205.2

	Operating profit (excluding associates) 2003 $ millions	Operating profit (excluding associates) 2002 $ millions	Equity Accounted Results of associates 2003 $ millions	Equity Accounted Results of associates 2002 $ millions	Operating profit before tax ** 2003 $ millions	Operating profit before tax ** 2002 $ millions
GEOGRAPHICAL SEGMENTS						
Australia	**342.8**	217.8	**13.9**	10.2	**356.7**	228.0
United States of America	**93.0**	93.0	**18.3**	16.7	**111.3**	109.7
Asia	**5.7**	1.9	**18.8**	17.8	**24.5**	19.7
Other	**(3.2)**	(2.6)	**-**	-	**(3.2)**	(2.6)
Non trading activities	**-**	(2.9)	**-**	-	**-**	(2.9)
Corporate	**(11.6)**	(8.7)	**-**	-	**(11.6)**	(8.7)
SEGMENT TOTAL	**426.7**	298.5	**51.0**	44.7	**477.7**	343.2
Net interest expense	**(67.8)**	(63.2)	**-**	-	**(67.8)**	(63.2)
	358.9	235.3	**51.0**	44.7	**409.9**	280.0

	Segment assets (excluding investments in associates) 2003 $ millions	Segment assets (excluding investments in associates) 2002 $ millions	Equity Accounted Investments in associates 2003 $ millions	Equity Accounted Investments in associates 2002 $ millions	Total assets 2003 $ millions	Total assets 2002 $ millions
GEOGRAPHICAL SEGMENTS						
Australia	**2,853.6**	2,676.9	**20.1**	15.3	**2,873.7**	2,692.2
United States of America	**663.7**	706.9	**93.0**	104.5	**756.7**	811.4
Asia	**25.3**	23.3	**191.0**	193.9	**216.3**	217.2
Other	**3.8**	3.7	**-**	-	**3.8**	3.7
Corporate	**23.0**	21.4	**-**	-	**23.0**	21.4
SEGMENT TOTAL	**3,569.4**	3,432.2	**304.1**	313.7	**3,873.5**	3,745.9
Cash and investments ***	**65.4**	43.6	**-**	-	**65.4**	43.6
Deferred tax assets (unallocated)	**99.0**	125.8	**-**	-	**99.0**	125.8
	3,733.8	3,601.6	**304.1**	313.7	**4,037.9**	3,915.3

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products, quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding
United States of America	Bricks, rooftiles and flyash
Asia	Asia, New Zealand
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

NOTES TO THE FINANCIAL STATEMENTS

BORAL LIMITED AND CONTROLLED ENTITIES

	Consolidated	
	2003	2002
	$ millions	$ millions
2. OPERATING PROFIT		
REVENUE FROM OPERATING ACTIVITIES		
Sale of goods	**3,700.6**	3,372.9
Rendering of services	**130.4**	115.9
	3,831.0	3,488.8
INTEREST REVENUE		
Interest received or receivable from:		
Associated entities	**0.3**	0.2
Other parties	**3.0**	4.7
	3.3	4.9
OTHER REVENUES FROM ORDINARY ACTIVITIES		
From outside operating activities:		
Proceeds on sale of assets including non-current assets	**41.4**	32.2
TOTAL EXPENSES FROM ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS)		
Cost of sales	**2,336.1**	2,188.2
Distribution expenses	**582.2**	548.7
Selling and marketing expenses	**174.5**	151.6
Administrative expenses	**296.8**	280.7
Net foreign exchange loss/(gain)	**0.1**	0.8
Amortisation of intangibles	**21.4**	18.3
Written down value of assets sold	**34.6**	34.2
Other expenses	**-**	-
	3,445.7	3,222.5
PROFIT ON SALE		
Property, plant and equipment	**13.3**	9.6
LOSS ON SALE		
Property, plant and equipment	**6.5**	11.6
BORROWING COSTS		
Interest paid or payable to:		
Other parties	**70.9**	67.9
Finance charges on capitalised leases	**0.2**	0.2
	71.1	68.1
DEPRECIATION AND AMORTISATION EXPENSES		
Land and buildings	**6.0**	7.1
Plant and equipment	**163.0**	160.8
Timber licences, plantation costs and mineral reserves	**2.9**	1.3
Leased assets capitalised	**0.8**	0.8
Goodwill	**19.3**	16.4
Other intangibles	**2.1**	1.9
	194.1	188.3

NOTES TO THE FINANCIAL STATEMENTS

BORAL LIMITED AND CONTROLLED ENTITIES

3. EARNINGS PER SHARE

Classification of securities as ordinary shares
Only ordinary shares have been included in basic earnings per share.

Classification of securities as potential ordinary shares
Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only.

	Consolidated	
	2003	2002
	$ millions	$ millions
Earnings reconciliation		
Net profit	**283.8**	192.8
Net profit attributable to outside equity interests	**(0.6)**	(0.4)
Basic and diluted earnings	**283.2**	192.4
Weighted average number of ordinary shares used as the denominator		
Number for basic earnings per share	**576,263,716**	571,317,538
Effect of executive share options on issue	**4,077,068**	2,846,806
Number for diluted earnings per share	**580,340,784**	574,164,344
Basic earnings per share - ordinary shares	**49.1c**	33.7c
Diluted earnings per share - ordinary shares	**48.8c**	33.5c

During the year 1,324,500 shares were issued upon the exercise of executive options. The diluted EPS calculation includes that portion of these options assumed to be for nil consideration, weighted with reference to the date of conversion.

On 11 December 2002, 1,160,000 options lapsed and on 2 March 2003, 30,000 options lapsed. The diluted EPS calculation was not impacted as the options had not achieved the relevant price hurdles and were therefore non-dilutive.

4. DIVIDENDS

Dividends recognised in the current year by Boral Limited and the consolidated entity are :

	Amount per share	Total amount $ millions	Franked amount per share	Date of payment
2003				
2002 final dividend recognised when declared during the year - ordinary	10.0 cents	57.5	7.50 cents	19 September 2002
Interim - ordinary	11.0 cents	63.4	8.25 cents	19 March 2003
Total amount		120.9		
2002				
Interim - ordinary	9.0 cents	51.7	3.15 cents	15 April 2002
Final - ordinary	10.0 cents	57.5	7.50 cents	19 September 2002
Total amount		109.2		
Subsequent events				
Since the end of the financial year, the directors declared the following dividend :				
Final - ordinary	12.0 cents	69.2	12.0 cents	18 September 2003

The financial effect of the final dividend for June 2003 has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

Dividend franking account

The balance of the franking account of Boral Limited as at 30 June 2003 is $Nil (2002: $Nil) after adjusting for franking credits/(debits) that will

- the payment/refund of the amount of the provision for income tax
- the receipt of intercompany dividends from controlled entities during the current financial year.

Change in measurement of dividend franking account
In accordance with the New Business Tax System (Imputation) Act 2002, the measurement basis of the dividend franking account changed on 1 July 2002 *from an after-tax profits basis to an income tax paid basis.*

The amount of franking credits available to shareholders disclosed as at 30 June 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions. The balance disclosed as at 30 June 2002 has been measured under the legislation existing at 30 June 2002 and represents after-tax profits able to be distributed fully franked at the current tax rate.

The change in the basis of measurement does not change the underlying value of franking credits or tax offsets available to shareholders from the dividend franking account.

Dividend Reinvestment Plan
The Company's dividend reinvestment plan will operate in respect of the payment of the final dividend and the last date for the receipt of an election notice for participation in the plan is 1 September 2003.

BORAL LIMITED AND CONTROLLED ENTITIES

5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Name	Principal Activity	Balance Date	Ownership Interest Consolidated 2003 %	Ownership Interest Consolidated 2002 %	Investment Carrying Amount Consolidated 2003 $ millions	Investment Carrying Amount Consolidated 2002 $ millions
DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:						
Flyash Australia Pty Ltd	Flyash collection	30-Jun	**50**	50	**0.3**	0.3
Go-Crete Pty Ltd	Concrete manufacture	30-Jun	**50**	-	**3.9**	-
Gypsum Resources Australia Pty Ltd	Gypsum mining	30-Jun	**50**	50	**-**	-
Highland Pine Products Pty Ltd	Timber	30-Jun	**50**	50	**-**	-
Lafarge Boral Gypsum in Asia Ltd	Plasterboard	31-Dec	**50**	47.7	**229.3**	239.2
Monier Lifetile LLC	Rooftiles	31-Dec	**50**	50	**90.2**	101.5
Monier Lifetile S.R.L. de C.V.	Rooftiles	31-Dec	**50**	50	**2.8**	3.0
Penrith Lakes Development Corporation Pty Ltd	Quarrying	30-Jun	**40**	40	**-**	-
RCM Sdn Bhd	Timber	31-Dec	**33.3**	33.3	**-**	-
Rondo Building Services Pty Ltd	Rollform system	30-Jun	**50**	50	**6.1**	4.6
Sunstate Cement Ltd	Cement manufacturer	30-Jun	**50**	50	**9.8**	10.4
Tile Service Company LLC	Rooftiles	31-Dec	**50**	50	**-**	-
Wunderlich Pty Ltd (in voluntary liquidation)	Windows	30-Jun	**50**	50	**-**	-
					342.4	359.0
Less provision for diminution					**(38.3)**	(45.3)
TOTAL					**304.1**	313.7
RESULTS OF ASSOCIATES:						
Share of associates' profit from ordinary activities before income tax expense					**56.9**	49.1
Share of associates' income tax attributable to profit from ordinary activities					**(5.9)**	(4.4)
Share of associates' net profit - equity accounted					**51.0**	44.7
MATERIAL INTERESTS IN ASSOCIATES:						
Share of assoicate's net profit - equity accounted						
Lafarge Boral Gypsum in Asia Ltd					**18.8**	17.8
Monier Lifetile LLC and Monier Lifetile S.R.L. de C.V. *					**18.3**	16.7

* taxed as a partnership in the USA

6. NTA Backing

	2003	2002
Net tangible asset backing per ordinary security	**$3.27**	$3.02

7. CONTRIBUTED EQUITY

	2003 $ millions	2002 $ millions
ISSUED AND PAID-UP CAPITAL		
576,852,065 (2002: 575,253,472) ordinary shares, fully paid	**1,583.7**	1,578.1
MOVEMENTS IN ORDINARY SHARE CAPITAL		
Balance at the beginning of the financial year	**1,578.1**	1,556.7
Movements during the year:		
Nil (2002: 584,700) shares issued under employee share plan	**-**	1.3
7,950,250 (2002: 6,378,594) shares issued under the dividend reinvestment plan	**34.8**	22.3
1,324,500 (2002: 240,000) shares issued upon the exercise of executive options	**4.1**	0.7
Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger	**-**	(2.9)
7,676,157 (2002 : Nil) shares bought back	**(33.3)**	-
Balance at the end of the financial year	**1,583.7**	1,578.1

During the year the Company completed the buy-back of 7,676,157 shares approximating the number and value of shares issued under the dividend reinvestment plan. The total consideration of shares bought back on market was $33,255,460 and at an average price of $4.33. The consideration paid was allocated to share capital.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

BORAL LIMITED AND CONTROLLED ENTITIES

	Consolidated	
	2003	2002
	$ millions	$ millions
8. RETAINED PROFITS		
Retained profits at beginning of year	**222.1**	138.7
Net profit attributable to members of the parent entity	**283.2**	192.4
Transfer from asset revaluation reserve	**0.2**	0.2
Net effect on initial adoption of :		
Revised AASB 1028 *Employee Benefits*	**(1.0)**	-
Net effect on dividends from :		
Initial adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*	**57.5**	-
Dividends recognised during the year	**(120.9)**	(109.2)
Retained profits at the end of the year	**441.1**	222.1

9. TOTAL EQUITY RECONCILIATION

	2003	2002
Total equity at beginning of year	**1,949.7**	1,854.5
Total changes in parent entity interest in equity recognised in statement of financial performance	**247.8**	183.8
Transactions with owners as owners :		
Dividends	**(63.4)**	(109.2)
Contributions of equity	**5.6**	24.3
Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger	**-**	(2.9)
Total changes in outside equity interest	**0.5**	(0.8)
Total equity at end of year	**2,140.2**	1,949.7

10. CONTINGENT LIABILITIES

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below.

	2003	2002
Unsecured:		
Bank guarantees	**5.8**	6.9
Other items	**1.6**	1.6
	7.4	8.5

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to controlled entities.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed, estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be reliably assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business.

Consistent with other companies of the size and diversity of Boral, the Group is the subject of periodic information requests, investigations and audit activities by the Australian Taxation Office and tax authorities in other jurisdictions in which Boral operates.

Any liabilities arising from the above mentioned matters, other than those which are already provided for in the statement of financial position, are not anticipated to result in material losses.

NOTES TO THE FINANCIAL STATEMENTS

BORAL LIMITED AND CONTROLLED ENTITIES

11. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

The following controlled entities were acquired or disposed of during the financial year ended 30 June 2003 :

	Date Acquired/ Disposed	Consideration paid/(received) $ millions	(Profit)/loss on disposal $ millions	Beneficial ownership %
Entities acquired:				
Barnu Pty Ltd	Mar 2003	10.9	-	100.0
Lympike Pty Ltd	Aug 2002	9.6	-	100.0
PT Rocla Persada Indonesia	Nov 2002	-	-	100.0
Entities disposed of:				
Boral Tongling Building Materials Company Ltd	Jun 2003		-	
Northern Forest Investments Pty Ltd	Jun 2003		-	
Entities incorporated:				
PZan Pty Ltd				
Boral Bricks Direct LLC				
Boral US Timber LLC				

12. NOTES TO STATEMENTS OF CASH FLOWS

	Consolidated 2003 $ millions	Consolidated 2002 $ millions
1. Reconciliation of cash and cash equivalents. Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the statements of cash flows is reconciled to the related items in the statement of financial position as follows:		
Cash	**65.2**	43.4
Bank overdrafts	**(37.3)**	(6.4)
	27.9	37.0
2. The following non cash financing and investing activities have not been included in the statements of cash flows:		
Dividends reinvested under the dividend reinvestment plan	**34.8**	22.3

13. ACCOUNTING POLICIES

This report is prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on an historical cost accounting basis. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Changes in Accounting Policy

Foreign currency translation: The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" for the first time from 1 July 2002. For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. The change in policy has no material financial effect in the current period.

Employee benefits: The consolidated entity has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002. The liability for wages and salaries and annual leave is now calculated using the remuneration rates the Company expects to pay when the obligation is settled, not wage and salary rates current at reporting date.

As a result, the consolidated entity recognised a credit to current provisions of $1.4 million, a debit to deferred tax assets of $0.4 million and a debit to opening retained profits of $1.0 million at 1 July 2002 representing the effect of increased remuneration rates on the annual leave provision. The change in policy has no material financial effect in the current period.

Provisions and contingent liabilities: *The consolidated entity has applied* AASB 1044 *"Provisions, Contingent Liabilities and* Contingent Assets" for the first time from 1 July 2002. Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year. As a result the consolidated entity's provisions do not take into account the dividend of $69.2 million declared on 18 August 2003.

Commentary on the results for the period

The commentary on the results of the period is contained in the "Results Announcement for the year ended 30 June 2003 - Management Discussion and Analysis" dated 19 August 2003.

Annual Meeting

The annual meeting will be held as follows:

Place	The Wentworth Sydney Hotel 61 Phillip Street, Sydney
Date	21 October 2003
Time	10.30 am
Approximate date the annual report will be available	19 September 2003

Compliance statement

1 This report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements and Urgent Issues Consensus Views.

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

- [ ] The financial report has been audited.
- [ ] The accounts have been subject to review.
- [x] The financial report is in the process of being audited or subject to review.
- [ ] The financial report has not yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: ____________________ (Company secretary)

Date: 19 August 2003

Print name: M. B. Scobie

Boral Limited 

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

MEDIA RELEASE

19 August 2003

BORAL LIMITED ANNOUNCES A 47% PROFIT INCREASE TO $283M

Boral Limited announced today a net profit after tax and minorities of $283.2 million for the year ended 30 June 2003, a 47% increase compared with the year ended 30 June 2002. Earnings per share for the year increased from 33.7 cents to 49.1 cents.

A return on equity of 13.2% was reported, up from 9.9% last year.

A fully franked final dividend of 12.0 cents per share has been declared, bringing the full year dividend to 23.0 cents per share compared with 19.0 cents last year. The increased dividend and franking level effectively provide a 34% increase in the grossed up dividend year-on-year for most shareholders.

With a 35% share price appreciation to $5.06 by year end, Boral has delivered a total return to shareholders[1] of 42% for the year ended 30 June 2003. Since Boral's demerger in February 2000, Boral has been in the top quartile of ASX100 companies with a TSR of 31% per annum.

Strong cash flows of $489 million were 25% above last year. Surplus cash flow was used to fund growth activity undertaken during the period totalling $255 million. Gearing (D/E) reduced from 41% at December 2002 to 36% at June 2003.

Commenting on the result, Managing Director and CEO, Rod Pearse, said, "Boral's strong result was supported by better than expected activity in the Australian housing market, improvement in non-dwelling and infrastructure construction activity in Australia, a resilient housing market in the USA and strengthening conditions in Asia. Coupled with the benefits of good market conditions, however, the uplift in Boral's underlying performance can be attributed to strong price improvements in construction materials, our unrelenting cost reduction focus and positive contributions from business turnarounds and from value-adding growth activities.

"Our Perform and Grow strategy is progressing well. Over the past four years our operating margins have lifted by approximately 40%, we have delivered a $25 million sustainable earnings stream from Quarry End Use, we have more than halved our gearing from 83% to 36% and we have spent or committed around $870 million to growth.

[1] Total Shareholder Returns (TSR) as measured by capital returns and dividends

"During 2002/03, $255 million was spent on growth initiatives and a further $188 million has been committed to growth investments. Acquisitions included Franklin Brick in the USA, Stud & Track in NSW, the Galong agricultural lime business in regional NSW and Allen's Asphalt in Queensland. In addition, several significant projects were announced during the year and subsequent to year end, including our cement and lime upgrade programs in NSW and Victoria, plans to construct a new kiln at Midland Brick in Perth, and plans to build a new engineered timber flooring plant on the north coast of NSW," said Mr Pearse.

Commenting on the outlook for 2003/04, Rod Pearse said, "We anticipate Australian dwelling activity to progressively soften during 2003/04, however, non-residential and infrastructure markets in Australia will continue to strengthen. We expect a sustained, high level of US housing activity but there will be some negative impacts in the USA due to higher energy costs and the exchange rate effects of a higher Australian dollar. In Asia, our Plasterboard joint venture and our Indonesian construction materials businesses should benefit from continued growth in demand.

"Subject to any unforeseen events, we expect Boral's earnings to be approximately 10% higher in the six months to December 2003, and to increase to between $300 million and $310 million for the year ended June 2004," concluded Mr Pearse.

For further information contact:

Rod Pearse,
CEO & Managing Director,
(02) 9220 6490

or

Kylie FitzGerald,
General Manager, Corporate Affairs & Investor Relations
(02) 9220 6390

Boral Limited


BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

Results announcement for the year ended 30 June 2003

MANAGEMENT DISCUSSION and ANALYSIS

19 August 2003

2002/03 FULL YEAR RESULTS HIGHLIGHTS

Boral Limited delivered a record net profit after tax and minorities of $283.2 million for the year ended 30 June 2003, a 47% increase in profit compared with the year ended 30 June 2002. The after tax profit of $139 million for the six months to June 2003 was closely aligned with the first half profit of $144 million, despite the second half year being a traditionally weaker period.

Earnings per share for the year increased from 33.7 cents to 49.1 cents.

Sales revenue of $3.8 billion was 10% above the prior year.

The major features for the full year profit result were:

- A continuation of the solid Australian performance reported in the first half, largely driven by high levels of dwelling activity, strengthening non-dwelling activity, effective pricing initiatives in construction materials and continuing contributions from turnarounds, growth and acquisitions; Australian EBIT improved by 56% to $357 million compared with the prior year.
- A continuation of strong earnings from US operations supported by a robust housing market and a good contribution from the Franklin Brick acquisition in the June-03 quarter; in US dollars EBIT was up 14% to US$66 million. However, a negative exchange rate impact of approximately A$13 million resulted in translated earnings of A$111.3 million being in line with last year.
- A solid full year profit contribution from Boral's Asian operations of $24.5 million, which was 24% higher than last year.
- An EBITDA result of $672 million, which was a 26% improvement on last year and an EBITDA to sales margin of 17.5% (compared with 17.4% in the first half year and 15.2% at the year ended 30 June 2002).
- A 39% EBIT improvement to $478 million; EBIT to sales margins in all divisions substantially improved, resulting in an overall margin of 12.5% compared with 9.8% in the prior year.
- A return on equity of 13.2% (up from 9.9% last year).

Improved operating results generated operating cash flows of $489 million, which were 25% above the $392 million reported last year. Surplus cash flow was used to fund capital expenditure of $422 million during the period. Revaluation of debt held in the USA resulted in gearing (D/E) reducing from 41% at December 2002 to 36% at June 2003, which is marginally outside Boral's targeted gearing range of 40 to 60%; this reflects the stronger Australian dollar.

A final dividend of 12.0 cents per share has been declared, 20% higher than the final dividend last year, and 9% higher than the interim dividend. The final dividend will be 100% franked, an increase from the 75% franking level for the interim dividend. The dividend will be paid on 18 September 2003.

RESULTS AT A GLANCE

Year ending 30 June	2003	2002	% change
A$ million			
Sales revenue	3,831	3,489	10
EBITDA	672	531	26
EBIT	478	343	39
Net interest	68	63	7
Profit before tax	410	280	46
Tax	126	87	45
Profit after tax	**283**	**192**	**47**
Cash flow from operating activities	489	392	25
Gross assets	4,038	3,915	
Funds employed	2,904	2,831	
Liabilities	1,898	1,966	
Net debt	764	881	(13)
Growth & acquisition capital expenditure	255	183	39
Stay-in-business capital expenditure	167	119	40

Year ending 30 June	2003	2002	% change
Employees	12,620	11,829	7
Sales per employee, $ million	0.30	0.29	
Net tangible asset backing, $ per share	3.27	3.02	8
EBITDA* margin on sales, %	17.5	15.2	15
EBIT* margin on sales, %	12.5	9.8	28
EBIT* return on funds employed, %	16.4	12.1	36
Return on equity, %	13.2	9.9	33
Gearing (net debt:equity plus net debt), %	26	31	
Gearing (net debt:equity), %	36	45	
Interest cover, times	7.1	5.4	
Earnings per share, ¢	49.1	33.7	46
Dividend per share, ¢	23.0	19.0	21
Safety: Lost time injury frequency rate (per million hours worked)	4.4	5.0	12

MARKET CONDITIONS

Boral's earnings are derived from sales to several market segments in the Australian, US and Asian building and construction markets. Approximately 72% of 2002/03 earnings were sourced from Australian markets, 23% came from USA building activity and a further 5% of earnings resulted from the Company's Asian markets.

The Australian housing market accounts for approximately one third of Boral's total revenues; the non-dwelling building market in Australia accounts for 15-20% of Boral's sales revenues; and the Australian roads, highways, subdivisions and bridges construction market accounts for a further 15-20% of revenues.

The estimated total value of work done[1] in Australia's building and construction markets increased by approximately 15.5% during the period, compared with the year ended 30 June 2002. This increase consisted of an 18% uplift in dwelling activity (including alterations & additions), a 14% increase in the value of work done in non-dwelling building and a 10% upturn in the construction of roads, highways, subdivisions and bridges.

During the period, Australian dwelling activity was strong as a result of the flow through of building approvals, which were sustained at higher than expected levels.

In the USA, housing activity in Boral's US Brick States[2] remained strong, with housing starts 1.3% higher than the year ended 30 June 2002. However, the value of construction work done in the same Brick states was 5% below prior year levels due to lower levels of commercial activity.

Boral's Asian earnings are predominantly derived from Korea, Indonesia and Thailand but are also leveraged to markets in Malaysia and China. Economic growth and underlying plasterboard market growth in Boral's Asian markets remained strong during the period. Whilst construction activity in South Korea temporarily softened post the FIFA World Cup in the first quarter of 2002/03, recovery occurred by December 2002 and the market held at strong levels for the second half of the year. Conditions in Thailand continued to improve with new house construction particularly buoyant. Demand in China also grew strongly but the market in China remains difficult due to continuing supply overhang. Indonesia's market growth, from a low base, continued during the twelve months to June 2003, benefiting both plasterboard demand and activity in Boral's construction materials businesses.

DELIVERING A PERFORM AND GROW STRATEGY

Our focus since the Company's demerger in February 2000, has been on improving the performance of existing businesses on a sustainable basis and growing the portfolio for value. As a result, Boral's profitability has substantially strengthened.

Continuing focus on performance improvement

Boral's improved performance has been supported by the achievement of price increases in construction materials, unrelenting cost improvement programs throughout Boral's businesses and business turnarounds.

[1] Fourth quarter value of work done data is not yet available from Australian Bureau of Statistics; BIS Shrapnel forecasts have been used to estimate fourth quarter VWD.
[2] Boral's US "Brick States" are Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia. FW Dodge estimates used to calculate value of work done in these states.

Compared with the year ended 30 June 2002, average prices strengthened in aggregates, cement, concrete, scaffolding, bricks, roof tiles, masonry and timber in Australia, in roof tiles in the USA and in concrete in Indonesia. Australian plasterboard and US brick prices softened during the period.

Performance Enhancement Programs (PEP) delivered $113 million of operational cost savings during the period equivalent to around 4% of compressible costs, which offset operational cost inflation. Overhead (or selling, general & administration) costs were 9% higher than last year primarily due to acquisitions. Overheads as a percentage of sales have been held, however, at around 12.3%.

Tax and interest expenses increased during the year. The tax expense for the twelve months to June 2003 was $126 million compared with $87 million last year. The effective tax rate of 30.8% for FY2003 was marginally below the tax rate for FY2002. Net interest expense of $68 million was $5 million higher than last year due to slightly higher interest rates flowing from the issuance of US$300 million of private placement debt issued in the USA capital markets in the second half of FY2002. Whilst interest expenses were slightly higher, the US debt issue, with an average current tenure of around ten years, has provided enhanced long-term funding stability and has lowered financing risk

Boral's balance sheet strengthened during 2002/03. Operational cash flows of $489 million (before capital expenditure) were some 25% above last year. Strong controls were maintained around working capital. Stay-in-business capital expenditure of $167 million was 97% of depreciation levels. In addition, $255 million was expended on growth, funded from operating cash flows. During the period net debt reduced to $764 million compared with $881 million at June 2002. This resulted in gearing (D/E) reducing to 36% (down from 45% at June 2002 and down from 41% at December 2002).

A final dividend of 12 cents per share with 100% franking has been declared, bringing the full year dividend to 23 cents compared with 19 cents last year. The dividend represents a pay-out ratio of 47%.

Substantially improved Australian performance

Boral's Australian revenues increased by 13% to $2,992 million for FY2003. Boral's Australian businesses delivered $357 million of EBIT during the period, a 56% improvement on last year. This result reflects benefits from a strong dwelling market, improved non-dwelling and infrastructure construction activity, positive pricing outcomes in construction materials and continued performance turnarounds particularly in Timber and Windows. EBIT to sales margins in Australia increased by 38% from 8.6% to 11.9%.

Construction Materials, Australia

Year ended 30-June	2003	2002	% change
Sales revenue, $m	1,846	1,640	13
EBITDA, $m	335	237	42
EBIT, $m	238	143	67
Divisional cashflow, $m	114	149	(24)
Capital expenditure*, $m	206	162	28
Funds employed, $m	1,522	1,400	9
EBITDA return on sales, %	18.2	14.4	26
EBIT return on sales, %	12.9	8.7	48
EBIT return on funds employed, %	15.6	10.2	53
Employees	5,106	4,762	7
Revenue per employee, $m	0.362	0.344	5

* Including acquisitions

Share of FY2003 External Revenue


Quarries
Cement division**
Contracting
Transport
QEU
Asphalt
Concrete

*** Cement division includes BCSC (excl. internal sales to Boral businesses), concrete placement & scaffolding*

Boral's Construction Materials businesses in Australia reported an EBIT of $238 million for the year, 67% up on the prior corresponding period, on revenues of $1.8b (up 13% on the prior year). EBIT to sales margin increased by 48% from 8.7% last year to 12.9% and return on funds employed increased by 53% from 10.2% to 15.6%. This improved result was underpinned by continuing strong demand in the dwelling market (up 18%) and strengthening activity in the non-dwelling (up 13%) and major infrastructure projects (up 14%) segments of the market.
Tight control of operating costs continues to be a focus for the business. Over the past year more than $50m of cost improvements have been delivered by Boral's Australian Construction Materials and Cement businesses. This portfolio of Australian businesses continues to strengthen its position in core markets through improvements in our resources and market positions as well as by expansion by acquisition.

Results from the integrated businesses of Concrete and Quarries improved significantly during the period due to strong price improvements, volume uplifts of approximately 10% in concrete (which included the impact of acquisitions) and 5% in quarry products, and strong contributions from bolt-on concrete acquisitions. Quarry margins improved during the year with average aggregate, sand and road base prices increasing by approximately 12% compared with last year. Compared to average prices in the prior year, price improvements of around 11% were also delivered in concrete during FY2003, allowing the recoupment of increased raw material costs and resulting in improved concrete margins.

Whilst revenues and margins from the Asphalt business improved during the period, there is further opportunity to strengthen underlying returns from this business.

Blue Circle Southern Cement's (BCSC) improved result for the year was underpinned by a 7% increase in average cement prices, a 4% improvement in cement volumes in our major markets of NSW, Victoria and SE Queensland, and approximately 12% growth in lime volumes (mainly due to increased usage by steel making customers). During the period, BCSC announced several significant cement and lime investment projects, which will enhance our strong market position and low cost operations in NSW and Victoria.

The formwork and scaffolding business delivered improved results driven by an improvement in market demand, utilisation and pricing. In the De Martin & Gasparini concrete placing business, the key focus was on achieving acceptable margins on a job by job basis, resulting in some revenue constraint but improved profitability.

Construction Materials' EBIT included around $25 million of profit from Quarry End Use (QEU) operations, which compares with last year's QEU profit of $28 million. Commercial land sales at our 334ha Greystanes Estate in Western Sydney have progressed well. During the period we commenced co-development of the Greystanes residential lands ("Nelson's Ridge") with Delfin Lend Lease, which will result in the sale of 1,600 residential lots over the next five years. During the year, QEU also worked on other projects with the aim of bringing additional income streams to account over the coming years. The planning and development process progressed on our 103ha Moorebank site in Sydney as well as at the 400 ha Penrith Lakes Development of which Boral has a 40% shareholding. Investigations are also underway to assess QEU development options for several other Boral sites.

Building Products, Australia

Year ended 30-June	2003	2002	% change
Sales revenue, $m	1,146	999	15
EBITDA, $m	164	128	28
EBIT, $m	118	85	39
Divisional cashflow, $m	144	93	54
Capital expenditure*, $m	45	33	37
Funds employed, $m	803	811	(1)
EBITDA return on sales, %	14.3	12.8	12
EBIT return on sales, %	10.3	8.5	21
EBIT return on funds employed, %	14.8	10.5	41
Employees	3,709	3,691	-
Revenue per employee, $m	0.309	0.271	14

* Including acquisitions

Share of FY2003 External Revenue


Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

Boral's Australian Building Products businesses delivered a full year EBIT of $118 million, which was 39% above last year, on revenues of $1.15b, which were 15% above last year. Profit improvements from Plasterboard, Bricks, Softwoods and Windows were particularly pleasing. EBIT/Sales improved significantly from 8.5% to 10.3% and ROFE lifted to 15%. The improved result reflects underlying sales volumes improvement of approximately 13% in the building products portfolio coupled with approximately $32 million of PEP cost improvements, 3.3% of compressible costs, and average price improvement of approximately 1% across the portfolio.

A significant profit improvement was delivered by Boral's Clay & Concrete Products businesses for the year ended 30 June 2003. Bricks delivered significantly better results but returns from East Coast Bricks are still unsatisfactory. Masonry results again improved and exceed the cost of capital. Results from Roofing were below the prior year and are unsatisfactory. Generally improved pricing outcomes were delivered for bricks and masonry products in Australia, however, performance was impacted by adverse mix shifts in east coast bricks and roofing. The result was adversely affected by higher than expected manufacturing costs particularly in east coast bricks and roofing, including plant commissioning problems at the upgraded Emu Plains concrete roof tile plant. Several key improvement programs commenced during the period and will deliver greater benefits in 2003/04 and beyond. These initiatives include a return to a State-based, product/regional management structure in East Coast Bricks and Roofing; completion of the relocation of brick capacity from Moorebank to other NSW brick plants; approval of capital upgrades at the Carole Park roof tile plant and the Darra brick plant; initiation of upgraded price management processes and procedures; and, the introduction of a new consumer product selection process known as *BoralCreate.*

Boral's Windows business continued its impressive turnaround, with revenues and earnings increasing substantially in 2002/03 compared with the prior year. Further cost reductions and efficiencies have enhanced margins and the business is exceeding its cost of capital. The NSW Windows business continues to offer further opportunity for improvement.

Boral was well positioned to respond to the higher than expected lift in the Australian Plasterboard market. Output from each of our east coast plants rose with longer operating hours and improved efficiencies. Our mothballed South Australian plant was restarted in December 2002 and continued operating through to April 2003 by which time the lift in output from our larger east coast plants had restored plasterboard stock levels. Excess plasterboard capacity in Asia and the stronger Australian dollar has increased the competitiveness of imports. This threat, together with the more competitive environment arising from the entry of the new local producer based in Perth has created pressure on Plasterboard prices. Improvements in manufacturing and overhead related expenses however, should partially offset the negative impacts of pricing pressures going forward. The acquisition of the Stud & Track distribution

business in September 2002 has allowed Boral to lower its costs across the supply chain and to achieve broader geographic distribution in NSW.

The performance of the Timber Division improved substantially in 2002/03, underpinned by favourable market conditions across the whole timber portfolio. In Hardwoods, significant improvement in operating margin was driven by the mix shift to value added products and a reduction in manufacturing costs. Our Softwood joint venture with Carter Holt Harvey benefited from the completion of the $25m upgrade at the Oberon mill, yielding increased output at lower operating costs which together with an improved product mix has resulted in substantially increased operating margins in 2002/03. Plywood sales volumes increased during the year as a result of focused account management and strong representation across all states, however, manufacturing performance was inconsistent and restricted the growth in operating margins during the year. Boral has obtained security around its hardwood resources following the agreement of long-term wood supply with the NSW Government. This resource security is allowing the Timber division to move forward with its capital upgrade program, which includes a $19 million investment in a new "engineered flooring" plant.

Consistently significant USA contribution

USA

Year ended 30-June	2003	2002	% change
US$			
Sales revenue*, US$m	448	416	8
EBITDA, US$m	92	81	13
EBIT, US$m	66	57	14
A$			
Sales revenue*, $m	761	793	(4)
EBITDA, $m	157	155	1
EBIT, $m	111	110	1
Divisional cashflow, $m	118	85	38
Capital expenditure*, $m	146	60	142
Funds employed, $m	665	716	(7)
EBITDA return on sales, %	20.6	19.6	5
EBIT return on sales, %	14.6	13.8	6
EBIT return on funds employed, %	16.7	15.3	9
Employees*	2,438	2,232	9
Revenue per employee, $m	0.300	0.355	(15)

* Including acquisitions

Share of FY2003 Revenue


USA Bricks
Clay rooftiles
Flyash & admixtures
Concrete rooftiles**

***Boral's share of revenues from the MonierLifetile concrete tile joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.*

The USA housing market remained robust during the year ended 30 June 2003 with low interest rates and low housing inventories supporting the high levels of activity. Whilst volumes were up in Boral's US businesses, reflecting this continuing strong demand in US dwelling activity, non-dwelling activity softened slightly during the period, resulting in weaker sales to commercial customers.

Boral's USA operations delivered an EBIT of US$66 million, 14% above last year, on revenues of US$448 million, which were 8% up on last year. The improved result was predominantly due to ongoing cost improvements and price increases in the clay and concrete roof tile and Boral Materials Technologies Inc (BMTI) businesses and the strong contribution from Franklin Brick in the last quarter. In Australian dollar terms, USA EBIT of A$111.3 million was only 1% above that reported last year as a result of a A$13 million negative exchange rate variance due to a strengthening Australian dollar.

The bricks business delivered a profit marginally below last year, despite the positive impact of the Franklin Brick acquisition in the June 2003 quarter. Brick volumes (excluding Franklin) were marginally higher than last year (2% up). Average selling prices for bricks were softer predominantly due to over capacity in the Carolinas and broader product mix issues. Manufacturing inefficiencies in some brick plants resulted in higher production costs compared with last year.

The current shortage of natural gas in the United States has seen a rapid escalation in gas prices. We enjoyed lower costs this year due to lower than market prices in long term supply contracts. As they expire and are replaced by new contracts at current prices, energy costs will rise and this is expected to have a US$10 million negative impact in 2003/04. We are reviewing the possible conversion of selected plants from natural gas to alternative fuels.

Improvements in BMTI and MonierLifetile offset the reduced result from bricks. MonierLifetile (Boral's 50/50 concrete roof tile joint venture with Lafarge) continued to deliver a steady turnaround in underlying performance with Boral's share of earnings increasing by 16% to US$10.8 million. During the year MonierLifetile completed commissioning of its Denver plant and is currently upgrading its Lake Wales facility in Florida. The Denver plant supports MonierLifetile's expansion into non-traditional roof tile markets. The result includes a small write-down of the closed San Bernadino plant, which reduced the reported profit improvement in the first half of the year.

BMTI achieved price increases during the year which, combined with better logistics management, resulted in improved margins from fly ash sales. At the end of the financial year BMTI's chemical admixture business was sold; Boral was not a major admixture market participant and did not have a clear path to a meaningful market presence. The sale of the business resulted in a small after tax profit on sale in the second half of the year.

Clay tiles delivered an improved result compared with last year, which reflects the benefits of the plant upgrade of its dryer, tile handling and packaging lines and other operational improvements.

Strategic position in Asia is delivering results

The improved result from Asia reflects the strong position that Boral and Lafarge have established through the Plasterboard joint venture and the strong position and improved performance of Boral's construction materials operations in Indonesia.

Asia *(Asian Plasterboard joint venture with Lafarge and Indonesian construction materials)*

Year ended 30-June	2003	2002	% change
Sales revenue, $m	77	53	46
EBIT, $m	25	20	24
Funds employed, $m	197	192	
EBIT return on funds employed, %	12.5	10.2	

Boral's share of revenues from the Asian Plasterboard joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.

Boral's Asian operations delivered a full year EBIT of $24.5 million, which was 24% higher than last year.

The joint venture, which is the leading plasterboard producer in Asia (outside Japan), delivered an equity accounted (after interest and tax in the joint venture) share of profit to Boral of $18.8 million for the year ended 30 June 2003 compared with $17.8 million in the prior year. Boral maintained a 47.7% shareholding in Lafarge Boral Gypsum in Asia throughout FY2003 and moved to a 50% shareholding on 30 June 2003.

Strengthening markets for plasterboard lifted sales volumes in the joint venture by approximately 10%. Stronger demand reflects the developing use of plasterboard in the region coupled with improved construction outlooks in key markets, including non-residential market segments.

During the year the joint venture commissioned a new plasterboard production site near Seoul in South Korea. With an initial capacity of 30 million square metres per annum, the plant utilises idle equipment relocated from Shanghai in China. Joint venture personnel completed the project on time and well under budget, with the operating plant already achieving high levels of operating efficiency. Whilst the new plant is already delivering stronger sales revenues and lower manufacturing and despatch costs, its additional fixed costs contained profit growth during the year.

Boral's construction materials activities in Indonesia, including concrete and quarries and a new concrete pipe business (acquired from Rocla in December 2002), delivered substantially improved results for the year ended June 2003. Indonesian concrete volumes rose by 26% during the year as the Indonesian building sector continued its recovery. Boral's Jayamix business benefited from new batch plants and concrete agitators that are being progressively added to meet growing demand. Whilst only a relatively small business, volumes are improving in the concrete pipe business and cost synergies are being realised.

Value-adding growth activities

Since the time of the demerger, through to June 2003, $870 million has been spent or committed on acquisition and growth projects in Australia, the USA and Asia. Growth capital expenditure has averaged around $200 million per annum since the demerger and this level of expenditure is expected to be sustainable in future years.

During the year ended 30 June 2003, $255 million was spent on growth. Of this, around $155 million was spent on acquisition activities during the period:

- Franklin Brick (the largest independent brick distributor in the USA),
- Galong Lime resource (Barnu) and agricultural lime business (NSW).
- Stud & Track (the largest plasterboard distributor in NSW),
- Allen's Asphalt in south east Queensland,
- Rocla pipe Indonesia,
- 50% of Go Crete (Perth's second largest independent concrete producer),
- Canberra Mini Mixed, and
- An increase in Boral's share of LBGA (Asia Plasterboard joint venture) from 47.7% to 50%.

In addition to these bolt-on acquisitions, major expansion / upgrade capital expenditure of approximately $160 million was announced or undertaken during the period, on the following initiatives:

- Cement upgrade program at Berrima (NSW) & Waurn Ponds (Victoria) and
- A new vertical shaft lime kiln to be built in NSW.

Subsequent to year end, three further expansion / upgrade projects have been announced:

- An upgrade of gypsum grinding and calcination capacity at the Northgate plasterboard plant in Queensland,
- A $50 million investment in a decorative face brick kiln (Kiln #11) at Midland Brick in Western Australia (of which approximately 50% is categorised as growth capital; the remainder is SIB capital), and
- The construction of a $19 million engineered flooring plant in northern NSW.

Growth capital expenditure in FY2004 with respect to these three projects together with other announced capital programs totals $188 million.

PERFORMANCE AGAINST OUR FINANCIAL OBJECTIVES

Since demerger, we have experienced the lows and highs of the Australian dwelling construction cycle and cyclically low levels of activity in the non-dwelling and roads, highways, subdivisions & bridges segments. The company's underlying profitability has improved substantially during this period. To demonstrate the level of underlying performance improvement, it is useful to compare the year ended June 2003 with the year ended June 1999 (the pre-demerger year).

Sales from Boral's construction and building businesses for the June 1999 year were $3.9b and they were $3.8b for the June 2003 year. However, EBIT to sales margin during year ended June 1999 was only 9.0% compared with 12.5% reported for year to June 2003. Similarly, return on funds employed (ROFE) has improved from 11.2% in 1998/99 to 16.4% in 2002/03 and ROE has increased from 8.7% in FY1999 to 13.2% in FY2003. Performance has also improved in FY2002/03 compared to FY2001/02.

We are performing against Boral's three financial goals established at the time of the demerger:

1. Exceed WACC through the cycle

We have exceeded the weighted average cost of capital (WACC) since demerger and our objective is to do this on a sustainable basis. Return on funds employed for the year ended 30 June 2003 was 16.4%, compared with 12.1% a year ago. These returns comfortably exceed Boral's WACC.

2. Deliver better financial returns than the competition in comparable markets

Returns from our Australian Construction Materials businesses and from our Asian and USA businesses compare well against our major competitors. We are now also achieving significantly better returns from our Australian Building Products businesses and we are closing the performance gap against our competitors.

3. Deliver superior total shareholder returns

A final dividend of 12.0 cents per share has been declared, which will be 100% franked. This is a 20% increase from the 2002 final dividend of 10.0 cents with 75% franking. A full year dividend of 23.0 cents represents a grossed up dividend yield of 7.1% p.a. (after franking) on Boral's average share price for the year ended June 2003. The increased dividend and franking level effectively provides a 34% increase in the grossed up dividend year-on-year for most shareholders.

Dividends declared for the year totalled $133 million, resulting in a payout ratio of 47% from after tax income of $283 million.

Capital returns for shareholders have continued to strengthen. Boral's share price increased by $2.78 from $2.28 (+122%) from the demerger (February 2000) to 30 June 2003, compared with a 1% decrease in the ASX100 over the same period. Over the twelve months to June 2003, Boral's share price increased by 35% whilst the ASX100 decreased by 6% over the same period. Since the demerger the combined capital share price appreciation and dividend yield for Boral's shareholders, has resulted in an annualised TSR of 31% to 30 June 2003, ranking the stock in the top quartile of the top ASX100 group of Australian listed companies.

Earnings per share for 2002/03 year was 49.1 cents, a 46% increase on last year.

The final dividend will be paid on 18 September 2003. Boral will continue to offer a Dividend Reinvestment Plan for shareholders. To minimise EPS dilution, Boral will again buy-back on market shares equivalent to the number of shares issued under the DRP.

OUTLOOK - FY2004

Dwelling approvals in Australia were sustained at high levels for the twelve months to June 2003, with around 174,400 dwellings approved. For the June half of 2002/03, dwelling approvals continued to be strong however they were around 8% lower than during the first half of the year and 2% weaker than the June half of 2001/02. We expect that dwelling activity in the six months to December 2003 will be weaker than a year ago. Whilst the June 2004 half is difficult to forecast, we expect softening dwelling approvals in the December 2003 half year to also reduce dwelling activity in the second half of FY2004.

Boral's building products businesses in Australia are expected to progressively experience lower sales volumes during FY2004 due to the softening dwellings market but we anticipate that prices will be generally stable and that there will be strong underlying cost performance.

Strengthened non-residential and infrastructure volumes in Australia, and improved pricing, are expected to offset the softening in dwelling activity for Australian construction materials businesses in FY2004; EBIT and EBIT margins are therefore expected to remain at high levels for construction materials.

A sustained, high level of US housing activity is expected in FY2004. An additional nine months of Franklin Brick earnings and improved results from clay and concrete roof tiles will be positives but USA earnings are only expected to be steady in US$ because of the impact of significant fuel gas price increases on the brick business in the USA. A stronger Australian dollar in FY2004 compared to the prior year should result in lower Australian dollar earnings from our USA businesses in FY2004.

Boral's earnings from the Asian Plasterboard joint venture should benefit from continued growth in plasterboard demand and our Indonesian construction materials businesses should benefit from increased volumes.

We expect strong PEP cost improvements to continue across the portfolio of businesses in 2003/04.

Growth capital expenditure is anticipated to remain at higher levels in FY2004 and stay-in-business capital expenditure is expected to be similar to depreciation. Closing debt to equity ratio should be in the target range of 40-60%.

Subject to any unforeseen effects of weather, international instability or exchange rates, we expect Boral's earnings to be approximately 10% higher in the six months to December 2003, and to increase to between $300 million and $310 million for the twelve months ended June 2004.

For further information contact:
Rod Pearse, CEO & Managing Director, Boral Limited, (02) 9220 6300 or
Kylie FitzGerald, General Manager, Corporate Affairs & Investor Relations (02) 9220 6390

03 SEP -4 AM 7:21

Boral's profit increases by 47% to $283 million

FY2003 RESULTS PRESENTATION

by Rod Pearse

19 August 2003



Overview of results presentation

- Financial highlights
- Markets review
- Financial results
- Segment overview
  - Building Products, Australia
  - Construction Materials, Australia
  - USA
  - Asia
- *Perform & Grow* strategy
- Outlook

Financial highlights: profit up 47% to $283m

- PAT up 47% to $283m, driven by:
  - strong performance in Australia
  - good results in USA and Asia
  - strong price improvements in construction materials
  - turnarounds/growth
- Sales revenue up 10% to $3.8b
- EBIT up 39% to $478m
- EBIT/Sales margins up from 9.8% to 12.5%
- Debt to Equity down to 36%
- ROE up 33% to 13.2%


BORAL

Financial highlights

- Earnings per share up 46% to 49.1 cents
- Fully franked 12.0 cent final dividend declared (compared with 10.0 cents/ 75% franked 2H02)
- 34% increase in grossed up full year dividend compared with FY2002
- Payout ratio of 47%
- Share price up 35% to $5.06 for 12 months to Jun-03
- Top quartile of ASX100 total shareholder returns since February 2000 (31% pa TSR)


BORAL

Delivering a Perform & Grow Strategy Full Year Results FY2003

Markets Review



Earnings driven by a range of geographies and markets

EBIT by segment



Construction Materials, Australia 48%
Building Products, Australia 24%
USA 23%
Asia 5%

Revenue* by market



Australian Non-Dwellings 15%
Australian Engineering & Construction 18%
USA Dwellings 18%
USA Non-Dwellings 5%
Asia 6%
Other 5%
Australian Dwellings 33%

** Includes revenues from Asian Plasterboard and MonierLifetile joint ventures which are equity accounted*



Strong Australian activity levels continued in the second half of the year


AUSTRALIA - VALUE OF WORK DONE
$97/98 (Billions), Half Years, Seasonally Adjusted
25
20
15
10
5
0
Roads, Highways, Subs & Bridges
Non Dwelling
Dwelling (incl A&A)
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03e

Source: ABS; BIS Shrapnel forecast for June 2003


BORAL

Australian dwelling value of work done has been strong


AUSTRALIA DWELLING ACTIVITY
Quarterly. Seasonally Adjusted.
FY2001
FY2002
FY2003
Dwelling Approvals
Dwelling Starts
Residential VWD*
Number of Dwellings
50,000
40,000
30,000
20,000
10,000
0
Value of Work Done (A$97/98 Billion)
10
8
6
4
2
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03

Source: ABS. * Residential VWD excludes A&A. Boral estimates for Jun-03 quarter VWD


BORAL

Australian non-dwelling value of work done has increased from a low base



AUSTRALIA - NON DWELLING VALUE OF WORK DONE
$97/98 (Billions), Half Year, Original.
9
8
7
6
5
4
3
2
1
0
FY03
Other Business Premises
Factories
Hotels
Shops
Offices
Social & Institutional
Jun-85
Jun-86
Jun-87
Jun-88
Jun-89
Jun-90
Jun-91
Jun-92
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03e

Source: ABS, BIS Shrapnel June 2003 forecast used for June 03 quarter



BORAL

US Residential activity in the Brick States* remains strong



USA BRICK STATES* - VALUE OF WORK COMMENCED
US$92 (Billions), Half Years, Seasonally Adjusted
90
80
70
60
50
40
30
20
10
0
Non-residential
Residential
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03e

* "Brick States" - Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia. Source: FW Dodge March 2003



BORAL

Financial Results






Second half performance in line with first half to deliver full year profit of $283m, up 47%

A$m	Dec-02 Half	Jun-03 Half	**FY2003**	*FY2002*	**% YoY change**
Sales revenue	1,931	1,900	**3,831**	*3,489*	10
EBITDA	337	335	**672**	*531*	26
EBIT	240	238	**478**	*343*	39
Interest	35	33	**68**	*63*	7
Profit before tax	205	205	**410**	*280*	46
Tax	60	66	**126**	*87*	45
Profit after tax	**144**	**139**	**283**	***192***	**47**

Boral's balance sheet continues to strengthen

A$m	FY2003	FY2002	% YoY change
Net debt	**764**	881	(13)
Interest	**68**	63	7
Debt / (Debt + Equity), %	**26**	31	
Debt / Equity, %	**36**	45	
Interest cover, times	**7.1**	5.4	31
Funds employed, $m	**2,904**	2,831	3
ROFE, %	**16.4**	12.1	36
NTA/share, $	**3.27**	3.02	8

Sales have returned to stronger levels; EBIT has strengthened substantially


Sales revenue, A$m
4500
4000
3500
3000
2500
2000
1500
1000
500
0
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03


EBIT, A$m
1H
2H
500
450
400
350
300
250
200
150
100
50
0
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Results for reported building and construction materials businesses each year

Margins have continued to improve

EBIT / Sales


14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
FY03

EBITDA / Sales


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Results for reported building and construction materials businesses each year


BORAL

Returns have significantly improved

ROFE, %


18
16
14
12
10
8
6
4
2
0
FY99
FY00
FY01
FY02
FY03

ROE, %


14
12
10
8
6
4
2
0
FY99
FY00
FY01
FY02
FY03


BORAL

Stronger volumes & prices together with underlying improvements underpin the improved EBIT result



$343m
$478m
Volume
Cost
Escalation
Asia/
Growth
Other
EBIT
FY2002
Price
Operational
Improvement
FX
EBIT
FY2003

Segment Overview



Strong lift in Australian returns

Revenue A$m	FY2003	FY2002	% change
Building Products, Australia	**1,146**	999	15
Construction Materials, Australia	**1,846**	1,640	13
USA	**761**	793	(4)
Asia	**77**	53	46
Discontinued	**1**	4	
Total	3,831	3,489	**10**

EBIT A$m	FY2003	FY2002	% change
Building Products, Australia	**118**	85	39
Construction Materials, Australia	**238**	143	67
USA	**111**	110	1
Asia	**25**	20	24
Corporate, Discontinued & Other	**(14)**	(14)	
Total	**478**	**343**	**39**



Stronger results from Building Products, Australia

- Sales up 15% to $1.1b
- EBIT up 39% to $118m
- EBIT/Sales margin up from 8.5% to 10.3%
- EBITDA/Sales margin up from 12.8% to 14.3%
- Funds employed down 1% to $803m
- ROFE up from 10.5% to 14.8%


EBIT / Revenue
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
FY03


ROFE
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
FY03



Building Products, Australia benefited from 18% uplift in housing


Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

Share of FY03 (External) Revenue

- Strong uplift in Australian housing activity (VWD +18% incl A&A)
- Significant gains in Bricks; East Coast still unsatisfactory
- Roofing result down; poor manufacturing performance
- Improved Masonry result
- Windows substantial improvement
- Plasterboard - strong result
- Substantially stronger Timber result



Construction Materials, Australia returns are back to strong levels

- Sales up 13% to $1,846m
- EBIT up 67% to $238m
- EBIT/Sales margin up from 8.7% to 12.9%
- EBITDA/Sales margin up from 14.4% to 18.2%
- Funds employed up 9% to $1,522m
- ROFE up from 10.2% to 15.6%

EBIT / Revenue


14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
FY03

ROFE


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
FY03



Improved pricing and volume uplifts benefited Construction Materials, Australia



Quarries
Cement division*
Contracting
Transport
QEU
Asphalt
Concrete

Share of FY03 (External) Revenue

- Concrete, Quarry and Cement volumes up
- Concrete, Quarry and Cement prices up
- Good contribution from concrete bolt-ons
- Asphalt revenues/margins up
- Lime volumes strong
- Recovery in Scaffolding prices and utilisation
- QEU contributed $25m profit

* Cement division includes BCSC (external revenues), concrete placement & scaffolding

Stronger pre-mixed concrete prices



AUSTRALIAN PRE-MIXED CONCRETE PRICING
QUARTERLY (nominal prices)
Price Index* (100=1990)
120
100
80
60
40
Jun-80
Jun-81
Jun-82
Jun-83
Jun-84
Jun-85
Jun-86
Jun-87
Jun-88
Jun-89
Jun-90
Jun-91
Jun-92
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03

Source: ABS Price Index for Material Used in Other than House Building – Readymix Concrete (Weighted Average of six Capital Cities)

QEU continues to deliver a strong earnings stream, currently mainly from our 334ha Greystanes site



NEL*: sales completed in FY03
"Greystanes BusinessHub"
SEL*
"Greystanes BusinessHub"
• Precinct plan approved
• Site of current quarry
• Development approximately 2006
Retail Development
• Sale of land in FY2003
• To become a district centre
Residential Development
• "Nelson's Ridge"
• Managed through Delfin Lend Lease
• Anticipate 1,600 dwellings
• Staged subdivision
• Sales from Sep-03
Widemere
• To be partly used for recycling operations
• Earmarked for employment land rezoning
*NEL = Northern Employment Lands
*SEL = Southern Employment Lands

Other QEU activities are progressing well

MOOREBANK

- 103ha site in SW Sydney
- Currently landfill activities; planning well advanced; awaiting rezoning approvals
- Anticipate >1000 residential lots with sales from 2005

PENRITH LAKES (40% SHARE)

- Rezoning continues of ~400 ha site

OTHER SITES UNDER REVIEW





Strong US results maintained in US$; A$13m negative exchange rate impact on translation

- Sales up 8% to US$448m (exc. MonierLifetile)
- EBIT up 14% to US$66m
- EBIT/Sales margin up from 13.8% to 14.6%
- EBITDA/Sales margin up from 19.6% to 20.6%
- Funds employed up 10% to US$444m
- ROFE (US$) up from 14.3% to 14.8%


EBIT / Revenue
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
FY03
ROFE (US$)
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
FY03



Robust market conditions underpin strong contribution from United States


Bricks
Clay rooftiles
Flyash & admixtures
Concrete rooftiles*

Share of FY03 Revenue

* MonierLifetile JV is equity accounted - Boral's share of revenue does not appear in consolidated accounts but is included in the revenue pie chart

- Housing market remains robust; commercial volumes lower
- Bricks earnings down: price softening, manufacturing costs up
- Positive Q4 Franklin impact
- Strengthening BMTI business; divestment of Admixtures
- Steady growth in Monier-Lifetile's underlying EBIT
- Steady Clay Tile volumes and operational improvements



Boral has a leading position in construction materials in Indonesia & through LBGA, the leading plasterboard position in Asia


Lafarge Boral Gypsum Asia (LBGA) plants - 270m m² of capacity
LBGA plaster/accessories plants
LBGA sales Offices
PT Jaya Readymix Concrete, Quarries, Concrete Pipes – over 30 sites in Indonesia
Seoul
Korea: Dangjin, Ulsan, Yosu 105m m²
Chongqing
Shanghai
China: Shanghai, Chongqing 35m m²
Dubai
Manila
Bangkok
Ho Chi Minh
Kuala Lumpur
Thailand: Prestia – Industrial plaster plant
Indonesia: Cilegon, Gresik 35m m²
Thailand: Sarabruri, Songkhla 80m m²
Jakarta
Malaysia: Parit Buntar 10m m²
Indonesia: PT Jaya Readymix concrete & quarries, Roclapipe
Indonesia: Jakarta – metal systems plant

Steady improvement from Asian operations



- EBIT up 24% to A$24.5m
- Underlying Plasterboard market growth of around 10%
- South Korea slow in 1Q but regained momentum in 2Q
- Good delivery of synergies in Plasterboard joint venture
- Good contribution from plasterboard growth: Siam Gypsum, Korean Plant, Chongqing (China)
- Stronger result from Indonesian Concrete & Quarries
- Construction materials growth: increased batch plants & pipe business acquisition

Strong turnaround sustained in Asia

ASIA EBIT* A$ million


25.0
15.0
5.0
-5.0
-15.0
-25.0
-35.0
FY97
FY01
FY02
FY03

EBIT / Revenue**


15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
FY97
FY01
FY02
FY03

* Includes Plasterboard and Construction Materials

** FY01, FY02 & FY03 revenues include Boral's share of the Plasterboard Asia JV


BORAL

Perform & Grow



Boral's Strategic Intent

Boral intends to be a value(s) and market driven, focused building and construction materials supplier operating in Australia and increasingly offshore

Value(s) driven = Value for our shareholders & driven by our Values of Leadership, Respect, Persistence, Performance and Focus

Market driven = increased importance we intend to place on market needs, product development and innovation



BORAL

"We will grow around our leading reserve and market positions" *CEO Elect, Oct-99*



8 Countries; 12,620 people
543 total operating sites (excludes distribution)
41 ASIA
Plasterboard*
Indonesia #1
Malaysia #1
The Philippines #1
China (east) #1
Korea #1
Thailand #1
Indonesia Concrete #1
62 USA
Fly ash #2
Bricks #1
Clay Roof tiles #1
Concrete Roof tiles* #1
440 AUSTRALIA
Bricks #2
Roof tiles #2
Concrete #1
Asphalt #1
Masonry #1
Cement #2
Quarries #1
Plasterboard #2

*Joint venture with Lafarge

Businesses in blue/ italics represent growth since demerger



BORAL

We have continued to deliver on the *Grow* side of our strategy over the past year

GROWTH ACTIVITY

ACQUISITIONS in 2002/03 $155m

- 50% of Go-Crete Concrete (WA)
- Stud & Track plasterboard distribution (NSW)
- Allen's Asphalt (Qld)
- Canberra Mini Mixed
- Rocla pipe Indonesia
- Franklin Brick (USA)
- Galong Lime resource (Barnu) plus aglime business (NSW)
- Up to 50% share LBGA (Asia Plasterboard JV)

EXPANSION / UPGRADES $160m

- Cement program – NSW & Vic
- Vertical shaft lime kiln in NSW

$53m investment in Kiln #11 to secure and grow leading position in bricks in WA

- 50m SBE capacity for broad range of decorative clay products
- Replaces aging Kiln #4 (40m SBEs)
- $14m avoidance of SIB capital; substantial cost reductions; reduced emissions and energy utilisation
- Strengthens lowest cost WA position
- Secures Boral's strong decorative brick / paver market position in WA
- Opportunity to grow exports



$19m investment in Engineered Flooring

- $19m innovative "engineered flooring" plant in NSW
- New generation flooring product
- Long-term Wood Supply Agreement provides resource security
- Highly value-added use of scarce native hardwood
- New business - more consumer product and distribution focus







Growth/acquisition capital has averaged $200m pa since demerger


CAPITAL EXPENDITURE
A$m
Growth & Acquisition
Stay-in-business
Budgeted SIB;
Growth capital
already announced
450
400
350
300
250
200
150
100
50
0
FY2000
FY2001
FY2002
FY2003
FY2004



Approximately $870m of capital allocated to ***growth*** in Australia and offshore since demerger

Completed / Planned Growth Expenditure



Australia
Asia
USA

- Growing around our core activities
- Growing increasingly offshore

We are delivering on our Objectives

Objectives:

- Beat the weighted average cost of capital (WACC) on a sustainable basis through the building cycle;
- Beat the competition's financial performance in comparable markets;
- Achieve superior Total Shareholder Returns (TSR); and
- Achieve superior returns in a sustainable way

Boral's share price up 35% in FY2003


FY2001
FY2002
FY2003
+ 35%
+ 27%
+ 32%
Boral
ASX 100
Boral Share Price ($ per share)
ASX100 Index – Indexed performance
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
275
250
225
200
175
150
125
100
75
Jun-00
Aug-00
Oct-00
Nov-00
Jan-01
Mar-01
May-01
Jun-01
Aug-01
Oct-01
Nov-01
Jan-02
Mar-02
May-02
Jun-02
Aug-02
Oct-02
Nov-02
Jan-03
Mar-03
May-03
Jun-03

Source: Bloomberg


BORAL

Against the ASX100, Boral has continued to perform in the top TSR quartile since demerger

TSR PERFORMANCE OF ASX100 – 21 Feb 2000 to 30 Jun 2003


1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
31%
BORAL

*Opening Price (21 Feb 00): $2.43, closing Price (30 Jun 03): $5.06; Calculation: End Price x (1+Div Reinv) / Start Price ^(365/ Period Dates) - 1
Source: Bloomberg


BORAL

FY2004 Outlook



Overall Australian VWD in FY2004 is expected to be relatively flat



AUSTRALIA - VALUE OF WORK DONE (BUILDING & CONSTRUCTION)
$97/98 (Billion). Seasonally Adjusted.
Forecast
50
45
40
35
30
25
20
15
10
5
0
Roads, Highways, Subdivisions & Bridges
Non Dwelling
Dwelling (incl A&A)
FY88
FY89
FY90
FY91
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03e
FY04f
FY05f
FY06f
FY07f
FY08f

Source: ABS, BIS Shrapnel forecast



BORAL

US dwelling activity expected to remain strong



USA BRICK STATES - VALUE OF WORK COMMENCED
US$92, (Billions), Half Years, Seasonally Adjusted
Forecast
180
160
140
120
100
80
60
40
20
0
Non-residential
Residential
88/89
89/90
90/91
91/92
92/93
93/94
94/95
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03e
03/04f
04/05f
05/06f
06/07f

* "Brick States" - Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia. **Source: FW Dodge Mar 03 forecast**



Asian construction demand continues to grow

Korea
Value of construction orders received. Trillion Won



50
40
30
20
10
0
1993
1995
1997
1999
2001
2003f
2005f

Thailand
Gross fixed capital formation. Billion bhat



600
400
200
0
1993
1995
1997
1999
2001
2003f
2005f

Indonesia
Value of completion. Trillion Rp



40
30
20
10
0
1993
1995
1997
1999
2001
2003f
2005f

China - Shanghai
Value of construction work done by public sector. Billion yuan



70
35
0
1993
1995
1997
1999
2001
2003f
2005f

LEGEND: Residential   Non-residential   Eng & Constr   Total VWD

Sources: Korea: National Statistical Office, Thailand: Office of National Economic & Social Development Board,
Indonesia: Biro Pusat Statistic Indonesia, China: China Statistical Yearbook, BIS Shrapnel forecasts from 2003 onwards



Outlook for FY2004

- Softening of Australian dwelling approvals and VWD
- Stronger demand from Australian non-dwelling & R/H/S
- Full year impact of stronger construction materials prices
- Continued strong PEP improvement
- Steady USA US$ earnings
- Stronger AUD
- Continued improvement in Asia
- *Subject to any unforeseen events, we expect*
  - *First half earnings to be up by approx 10%*
  - *2003/04 earnings to be approx $300-$310 million*


BORAL

Boral
2003 Full Year Results





